Exhibit 99.3

Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, have incorporated estimates based on the best judgment of management.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
The Board of Directors ("the Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee ("the Committee").
The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.
The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Benita Warmbold Chair of the Audit, Finance and Risk Committee March 5, 2021	John Floren President and Chief Executive Officer	Ian Cameron Senior Vice President, Finance and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recognition and measurement of uncertain tax positions
As discussed in Notes 6(b) and 16 to the consolidated financial statements, the Company has identified and, in certain cases, recognized uncertain tax positions (tax positions) including associated interest and penalties. As discussed in Note 2(q) to the consolidated financial statements, the Company’s tax positions are subject to audit by local taxing authorities across multiple global jurisdictions and the resolution of such audits may span multiple years. Tax law is complex and often subject to varied interpretations. Accordingly, the ultimate outcome with respect to taxes the Company may owe may differ from the amounts recognized in the consolidated financial statements.

We identified the assessment of the Company's recognition and measurement of tax positions as a critical audit matter. Complex auditor judgment was required to evaluate the Company’s interpretation of tax law and its identification and determination of the ultimate resolution of its tax positions. Additionally, the evaluation of the recognition and measurement of the Company's tax positions required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over (1) the interpretation of tax law and identified of tax positions, (2) the determination of the probability that the tax authorities would accept the Company's tax positions, and (3) the estimation of reserves recorded for tax positions. We involved domestic and international tax professionals with specialized skills and knowledge, who assisted in assessing the Company's tax positions by:
–inspecting tax rulings and correspondence between the Company and the applicable taxation authorities;
–inspecting transfer pricing studies and information obtained from external tax specialists and legal counsel; and
–comparing our understanding and interpretation of tax laws to the Company's evaluation.

Chartered Professional Accountants
We have served as the Company's auditor since 1992.
Vancouver, Canada
March 11, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:
Opinion on Internal Control Over Financial Reporting
We have audited Methanex Corporation's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Methanex Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ”Management’s Annual Report on Internal Control Over Financial Reporting” in Management's Discussion and Analysis for the year ended December 31, 2021. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Chartered Professional Accountants
Vancouver, Canada
March 11, 2022

Consolidated Statements of Financial Position
(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2021	Dec 31 2020
ASSETS
Current assets:
Cash and cash equivalents	$932,069	$833,841
Trade and other receivables (note 3)	551,367	412,000
Inventories (note 4)	459,556	308,696
Prepaid expenses	35,963	33,746
Other assets (note 7)	9,842	6,634
	1,988,797	1,594,917
Non-current assets:
Property, plant and equipment (note 5)	3,686,149	3,677,056
Investment in associate (note 6)	217,319	194,025
Deferred income tax assets (note 16)	98,169	137,524
Other assets (note 7)	99,186	92,529
	4,100,823	4,101,134
	$6,089,620	$5,696,051
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$835,951	$600,953
Current maturities on long-term debt (note 8)	11,775	39,771
Current maturities on lease obligations (note 9)	98,301	97,516
Current maturities on other long-term liabilities (note 10)	17,191	27,152
	963,218	765,392
Non-current liabilities:
Long-term debt (note 8)	2,146,417	2,323,601
Lease obligations (note 9)	618,800	624,718
Other long-term liabilities (note 10)	193,749	327,491
Deferred income tax liabilities (note 16)	212,705	213,392
	3,171,671	3,489,202
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2021 were 74,774,087 (2020 - 76,201,980)	432,728	440,723
Contributed surplus	1,928	1,873
Retained earnings	1,251,640	843,606
Accumulated other comprehensive loss	(2,720)	(137,102)
Shareholders’ equity	1,683,576	1,149,100
Non-controlling interests	271,155	292,357
Total equity	1,954,731	1,441,457
	$6,089,620	$5,696,051
Commitments and contingencies (note 22)
Subsequent events (note 25)
See accompanying notes to consolidated financial statements.

Approved by the Board:

Benita Warmbold (Director)	John Floren (Director)

Consolidated Statements of Income (Loss)
(thousands of U.S. dollars, except number of common shares and per share amounts)

For the years ended December 31	2021	2020

Revenue	$4,414,559	$2,649,963
Cost of sales and operating expenses (note 11)	(3,339,510)	(2,355,123)
Depreciation and amortization (note 11)	(363,084)	(357,129)
Egypt insurance recovery	—	9,839
Operating income (loss)	711,965	(52,450)
Earnings of associate (note 6)	97,743	29,577
Finance costs (note 12)	(144,406)	(164,837)
Finance income and other expenses	1,036	278
Income (loss) before income taxes	666,338	(187,432)
Income tax (expense) recovery (note 16):
Current	(115,767)	(25,196)
Deferred	5,340	87,301
	(110,427)	62,105
Net income (loss)	$555,911	$(125,327)
Attributable to:
Methanex Corporation shareholders	$482,358	$(156,678)
Non-controlling interests (note 24)	73,553	31,351
	$555,911	$(125,327)
Income (loss) per common share for the year attributable to Methanex Corporation shareholders:
Basic net income (loss) per common share (note 13)	$6.34	$(2.06)
Diluted net income (loss) per common share (note 13)	$6.13	$(2.06)
Weighted average number of common shares outstanding	76,039,118	76,196,395
Diluted weighted average number of common shares outstanding	76,243,777	76,196,395
See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
(thousands of U.S. dollars)

For the years ended December 31	2021	2020
Net income (loss)	$555,911	$(125,327)
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 19)	289,824	31,194
Forward elements excluded from hedging relationships (note 19)	(101,401)	(35,775)
Realized losses (gains) on foreign exchange hedges reclassified to revenue	(1,064)	1,804
Items that will not be reclassified to income:
Actuarial gain (loss) on defined benefit pension plans (note 21(a))	7,499	(5,413)
Taxes on above items	(42,919)	(2,325)
	151,939	(10,515)
Comprehensive income (loss)	$707,850	$(135,842)
Attributable to:
Methanex Corporation shareholders	$634,297	$(167,193)
Non-controlling interests (note 24)	73,553	31,351
	$707,850	$(135,842)
See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Equity
(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	($150,389)	$1,331,685	$298,675	$1,630,360
Net income (loss)	—	—	—	(156,678)	—	(156,678)	31,351	(125,327)
Other comprehensive loss	—	—	—	(3,531)	(6,984)	(10,515)	—	(10,515)
Compensation expense recorded for stock options	—	—	137	—	—	137	—	137
Issue of shares on exercise of stock options	5,900	204	—	—	—	204	—	204
Reclassification of grant date fair value on exercise of stock options	—	47	(47)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders ($0.473 per common share)	—	—	—	(36,004)	—	(36,004)	—	(36,004)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(36,455)	(36,455)
Acquisition of non-controlling interests	—	—	—	—	—	—	(6,714)	(6,714)
Equity contributions by non-controlling interest	—	—	—	—	—	—	5,500	5,500
Realized hedge losses recognized in cash flow hedges	—	—	—	—	20,271	20,271	—	20,271
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	($137,102)	$1,149,100	$292,357	$1,441,457
Net income	—	—	—	482,358	—	482,358	73,553	555,911
Other comprehensive income	—	—	—	4,903	147,036	151,939	—	151,939
Compensation expense recorded for stock options	—	—	113	—	—	113	—	113
Issue of shares on exercise of stock options	7,300	252	—	—	—	252	—	252
Reclassification of grant date fair value on exercise of stock options	—	58	(58)	—	—	—	—	—
Payment for shares repurchased	(1,435,193)	(8,305)	—	(54,593)	—	(62,898)	—	(62,898)
Dividend payments to Methanex Corporation shareholders ($0.325 per common share)	—	—	—	(24,634)	—	(24,634)	—	(24,634)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(95,405)	(95,405)
Equity contributions by non-controlling interest	—	—	—	—	—	—	650	650
Realized hedge gains recognized in cash flow hedges	—	—	—	—	(12,654)	(12,654)	—	(12,654)
Balance, December 31, 2021	74,774,087	$432,728	$1,928	$1,251,640	($2,720)	$1,683,576	$271,155	$1,954,731
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(thousands of U.S. dollars)

For the years ended December 31	2021	2020
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES
Net income (loss)	$555,911	$(125,327)
Deduct earnings of associate	(97,743)	(29,577)
Dividends received from associate	74,458	29,026
Add (deduct) non-cash items:
Depreciation and amortization	363,084	357,129
Income tax expense (recovery)	110,427	(62,105)
Share-based compensation expense (recovery)	(1,160)	55,253
Finance costs	144,406	164,837
Other	(3,877)	13,151
Income taxes paid	(57,941)	(2,871)
Other cash payments, including share-based compensation	(10,530)	(3,357)
Cash flows from operating activities before undernoted	1,077,035	396,159
Changes in non-cash working capital (note 17(a))	(83,109)	64,923
	993,926	461,082
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(62,898)	—
Dividend payments to Methanex Corporation shareholders	(24,634)	(36,004)
Interest paid	(164,616)	(165,450)
Net proceeds on issue of long-term debt	—	865,415
Repayment on Geismar 3 construction facility	(173,000)	—
Repayment of long-term debt and financing fees (note 8)	(62,381)	(295,917)
Draw on revolving credit facility	—	300,000
Repayment of revolving credit facility	—	(300,000)
Repayment of lease obligations	(101,054)	(106,834)
Release of restricted cash relating to limited recourse debt facilities	28,926	(4,322)
Equity contributions by/acquisitions of non-controlling interests	650	(1,214)
Distributions to non-controlling interests	(110,406)	(34,658)
Proceeds on issue of shares on exercise of stock options	252	204
Proceeds from other limited recourse debt	25,161	12,839
Changes in non-cash working capital related to financing activities (note 17(a))	1,350	—
	(642,650)	234,059
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(103,485)	(128,786)
Geismar plant under construction	(141,952)	(213,030)
Proceeds from sale of assets	—	9,828
Restricted cash for capital projects	—	1,772
Changes in non-cash working capital related to investing activities (note 17(a))	(7,611)	52,153
	(253,048)	(278,063)
Increase in cash and cash equivalents	98,228	417,078
Cash and cash equivalents, beginning of year	833,841	416,763
Cash and cash equivalents, end of year	$932,069	$833,841
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Year ended December 31, 2021
1. Nature of operations:
Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.
2. Significant accounting policies:

a) Statement of compliance:
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 11, 2022.

b) Basis of presentation and consolidation:
These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), financial instruments (note 2(o)), fair value measurements (note 2(p)), leases (note 2(i)), and income taxes (note 2(q)). Actual results could differ from those estimates.

c) Reporting currency and foreign currency translation:
Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

d) Cash and cash equivalents:
Cash and cash equivalents include securities with maturities of three months or less when purchased.

e) Receivables:
The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and records provisions for expected credit losses for receivables measured at amortized cost. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value, if not collectible in full, based on expected credit losses. Expected credit losses are based on historic and forward looking customer specific factors including historic credit losses incurred.

f) Inventories:
Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and ocean freight costs for the shipment of product.

g) Property, plant and equipment:
Initial recognition
Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.
Subsequent costs
Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.
Depreciation
Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.
The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.
Recoverability of asset carrying values
Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable (“triggering events”). Examples of such triggering events related to our long-lived assets may include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.
When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.
When impairment indicators exist, there are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows when testing for impairment and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. In relation to previous impairment charges, we do not believe that there are significant changes in events or circumstances that would support their reversal.
h) Other assets:
Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.
Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.
i) Leases:
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
•the contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•the Company has the right to direct the use of the asset. The Company has the right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.
For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required. Lease terms range up to 22 years for vessels, terminals, equipment, and other items.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances.
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels, terminal facilities and rail transport contracts. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components.
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
j) Site restoration costs:
The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.
k) Employee future benefits:
The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and recorded in retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income (loss) as earned by the employees.
l) Share-based compensation:
The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.
For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.
Share appreciation rights ("SARs") are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights ("TSARs") give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.
Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders.
Performance share units ("PSUs") granted from 2019 onwards are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. PSUs vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed ("ROCE") (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate of ROCE over the performance period (using actual ROCE as applicable) to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.
For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.
Additional information related to the stock option plan, TSARs, SARs and the deferred, restricted and performance share units is described in note 14.
m) Net income (loss) per common share:
The Company calculates basic net income (loss) per common share by dividing net income (loss) attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income (loss) per common share under the treasury stock method. Under the treasury stock method, diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.
Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share.
The calculation of basic net income (loss) per common share and a reconciliation to diluted net income (loss) per common share is presented in note 13.
n) Revenue recognition:
Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met during shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.
By contract, the Company sells all the methanol produced by the Atlas Joint Venture and earns a commission on the sale of the methanol. As the Company obtains title and control of the methanol from the Atlas facility and directs the sale of the methanol to the Company's customers, the Company recognizes the revenue on these sales to customers at the gross amount receivable from the customers based on the Company's revenue recognition policy noted above. Cost of sales is recognized for these sales as the amount due to the Atlas Joint Venture which is the gross amount receivable less the commission earned by the Company.

o) Financial instruments:
All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.
The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.
Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether hybrid instruments contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting estimates due to the complex nature of these products and the potential impact on our financial statements.
p) Fair value measurements:
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 19.
q) Income taxes:
Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.
The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.
Uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-

periods of time. The differences in judgement in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments.
r) Provisions:
Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.
s) Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
t) Application of new and revised accounting standards:
The extension of the amendments to IFRS 16, Leases regarding COVID-19 - Related Rent Concessions, to include rent concessions on lease payments due on or before June 30, 2022 did not have a material impact on the Company's consolidated financial statements. .
u) Anticipated changes to International Financial Reporting Standards:
The Company does not expect that any new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2022, including amendments to IAS 16, Property Plant, and Equipment, regarding the accounting for proceeds before intended use, and amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, regarding the inclusion of all costs of fulfilling an onerous contract, will have a significant impact on the Company’s results of operations or financial position.
The Company does not expect that new standards or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2023, to have a significant impact on the Company's results of operations or financial position.
3. Trade and other receivables:

As at	Dec 31 2021	Dec 31 2020
Trade	$458,116	$335,988
Value-added and other tax receivables	11,955	22,903
Other	81,296	53,109
	$551,367	$412,000

4. Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2021 is $3,022 million (2020 - $2,189 million).

5. Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2021	$3,075,198	$610,951	$3,686,149
Net book value at December 31, 2020	$3,052,060	$624,996	$3,677,056

a) Owned assets:

	Buildings, plant installations and machinery	Plants Under Construction[1]	Ocean-going vessels	Other	TOTAL
Cost at January 1, 2021	$4,861,912	$386,905	$210,099	$155,882	$5,614,798
Additions	66,802	174,955	30,426	849	273,032
Disposals and other	(20,222)	—	—	(18,353)	(38,575)
Cost at December 31, 2021	4,908,492	561,860	240,525	138,378	5,849,255
Accumulated depreciation at January 1, 2021	2,413,176	—	27,926	121,636	2,562,738
Disposals and other	(20,222)	—	—	(18,353)	(38,575)
Depreciation	238,314	—	9,345	2,235	249,894
Accumulated depreciation at December 31, 2021	2,631,268	—	37,271	105,518	2,774,057
Net book value at December 31, 2021	$2,277,224	$561,860	$203,254	$32,860	$3,075,198
1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $54 million of capitalized interest and finance charges.

	Buildings, plant installations and machinery	Plants under construction	Ocean-going vessels	Other	TOTAL
Cost at January 1, 2020	$4,787,515	$155,871	$201,947	$154,468	$5,299,801
Additions	116,850	231,034	20,838	1,414	370,136
Disposals and other	(42,453)	—	(12,686)	—	(55,139)
Cost at December 31, 2020	4,861,912	386,905	210,099	155,882	5,614,798
Accumulated depreciation at January 1, 2020	2,215,060	—	25,448	118,516	2,359,024
Disposals and other	(31,058)	—	(8,601)	(29)	(39,688)
Depreciation	229,174	—	11,079	3,149	243,402
Accumulated depreciation at December 31, 2020	2,413,176	—	27,926	121,636	2,562,738
Net book value at December 31, 2020	$2,448,736	$386,905	$182,173	$34,246	$3,052,060

b) Right-of-use (leased) assets:

	Ocean-going vessels	Terminals and tanks	Plant installations and machinery	Other	TOTAL
Cost at January 1, 2021	$582,072	$246,553	$23,761	$39,670	$892,056
Additions	86,610	12,206	36	1,679	100,531
Disposals and other	(10,908)	(16)	—	(446)	(11,370)
Cost at December 31, 2021	657,774	258,743	23,797	40,903	981,217
Accumulated depreciation at January 1, 2021	152,616	91,834	10,408	12,202	267,060
Disposals and other	(10,323)	—	—		(10,323)
Depreciation	71,711	33,660	2,442	5,716	113,529
Accumulated depreciation at December 31, 2021	214,004	125,494	12,850	17,918	370,266
Net book value at December 31, 2021	$443,770	$133,249	$10,947	$22,985	$610,951

	Ocean-going vessels	Terminals and tanks	Plant installations and machinery	Other	TOTAL
Cost at January 1, 2020	$514,661	$221,303	$23,613	$38,520	$798,097
Additions	86,214	25,758	148	1,885	114,005
Disposals and other	(18,803)	(508)	—	(735)	(20,046)
Cost at December 31, 2020	582,072	246,553	23,761	39,670	892,056
Accumulated depreciation at January 1, 2020	89,643	59,240	7,867	5,929	162,679
Disposals and other	(13,727)	—	—	(299)	(14,026)
Depreciation	76,700	32,594	2,541	6,572	118,407
Accumulated depreciation at December 31, 2020	152,616	91,834	10,408	12,202	267,060
Net book value at December 31, 2020	$429,456	$154,719	$13,353	$27,468	$624,996
6. Investment in associate:
a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2021	Dec 31 2020
Cash and cash equivalents	$12,619	$40,815
Other current assets[1]	190,594	65,434
Non-current assets	219,812	256,421
Current liabilities[1]	(79,124)	(43,057)
Other long-term liabilities, including current maturities	(120,461)	(133,079)
Net assets at 100%	$223,440	$186,534
Net assets at 63.1%	$140,991	$117,703
Long-term receivable from Atlas[1]	76,328	76,322
Investment in associate	$217,319	$194,025

Consolidated statements of income for the years ended December 31	2021	2020
Revenue[1]	$620,236	$250,996
Cost of sales and depreciation and amortization	(371,205)	(170,714)
Operating income	249,031	80,282
Finance costs, finance income and other expenses	(10,071)	(10,297)
Income tax expense	(84,059)	(23,112)
Net earnings at 100%	$154,901	$46,873
Earnings of associate at 63.1%	$97,743	$29,577
Dividends received from associate	$74,458	$29,026
1     Includes related party transactions between Atlas and the Company (see note 23).
b) Atlas Tax Assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2015 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.
The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas produced methanol. Atlas had partial relief from corporation income tax until late July 2014.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.

7. Other assets:

As at	Dec 31 2021	Dec 31 2020
Cash flow hedges (note 19)	$56,802	$3,371
Chile VAT receivable	18,493	22,118
Restricted cash for debt service and major maintenance of vessels (a)	13,053	15,064
Restricted cash for debt service (a)	—	26,915
Defined benefit pension plans (note 21)	5,017	4,794
Investment in Carbon Recycling International	4,620	4,620
Deferred financing fees	1,431	8,813
Other	9,612	13,468
Total other assets	109,028	99,163
Less current portion (b)	(9,842)	(6,634)
	$99,186	$92,529

a) Restricted cash
The Company holds $13.1 million (2020 - $42.0 million) of restricted cash for the funding of debt service and major maintenance accounts. The Egypt limited recourse debt facilities were repaid in full in 2021 and restricted cash for debt service was released accordingly.

b) Current portion of other assets
Other assets presented as current assets as at December 31, 2021 includes $3.2 million of restricted cash for major maintenance, in particular the anticipated operating costs of four vessels, as well as $6.6 million for the current portion of the cash flow hedge (see note 19).

8. Long-term debt:

As at	Dec 31 2021	Dec 31 2020
Unsecured notes
(i) $300 million at 4.25% due December 1, 2024	$298,408	$297,999
(ii) $700 million at 5.125% due October 15, 2027	692,516	691,434
(iii) $700 million at 5.25% due December 15, 2029	694,770	694,282
(iv) $300 million at 5.65% due December 1, 2044	295,505	295,410
	1,981,199	1,979,125
Geismar 3 construction facility at LIBOR+3%	—	176,335
Egypt limited recourse debt facilities	—	46,948
Other limited recourse debt facilities
(i) 5.58% due through June 30, 2031	65,745	69,734
(ii) 5.35% due through September 30, 2033	73,836	78,391
(iii) 5.08% due through September 15, 2036	37,412	12,839
	176,993	160,964
Total long-term debt[1]	2,158,192	2,363,372
Less current maturities[1]	(11,775)	(39,771)
	$2,146,417	$2,323,601
1  Long-term debt and current maturities are presented net of discounts and deferred financing fees of $21.8 million as at December 31, 2021 (2020 - $25.4 million).

The Egypt limited recourse debt facilities had interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.6% to 1.9% per annum. Principal is paid in 24 semi-annual payments, which commenced in September 2010. The Egypt limited recourse debt balance was repaid in full during the year ended December 31, 2021.
Other limited recourse debt facilities relate to financing for certain ocean-going vessels which we own through less than wholly-owned entities under the Company's control. During 2021, the Company, through 50% owned entities, issued other limited recourse debt for $25 million (2020 - $13 million) bearing an interest rate of 5.08% with principal repayments due through September 2036. The debt was used to acquire one ocean-going vessel delivered in 2021.
For the year ended December 31, 2021, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $3.5 million (2020 - $3.6 million).
The gross minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Other limited recourse debt facilities	Unsecured notes	Total
2022	$11,775	$—	$11,775
2023	12,424	—	12,424
2024	12,576	300,000	312,576
2025	13,654	—	13,654
2026	13,785	—	13,785
Thereafter	115,793	1,700,000	1,815,793
	$180,007	$2,000,000	$2,180,007

The Company has access to a $300 million committed revolving credit facility, and a $600 million non-revolving construction facility for the Geismar 3 project, both with a syndicate of highly rated financial institutions. During the year ended December 31, 2021, the Company repaid the $173 million non-revolving construction facility, which the Company had drawn on in 2020, and extended the maturity date from July 2024 to July 2025. At the same time, the size of facility was reduced from $800 million to $600 million. The Company also extended the maturity date for the revolving credit facility from July 2024 to July 2026.
The covenants governing the Company’s unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding entities which we control but do not fully own, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.
Significant covenants and default provisions under both facilities include:
i)    the obligation to maintain an EBITDA to interest coverage ratio of not less than or equal to 2:1 calculated on a four-quarter trailing basis where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 60%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,
ii)    a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
iii)    a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.
As at December 31, 2021, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.
9. Lease obligations:

	2021	2020
Opening lease obligations	$722,234	$718,505
Additions, net of disposals	97,673	108,763
Interest expense	45,394	47,871
Lease payments	(146,448)	(154,727)
Effect of movements in exchange rates and other	(1,752)	1,822
Lease obligations at December 31	717,101	722,234
Less: current portion	(98,301)	(97,516)
Lease obligations - non current portion	$618,800	$624,718

The Company incurs lease payments related to ocean vessels, terminal facilities, rail cars, vehicles and equipment, and office facilities. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.

The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2021:

	Lease payments	Interest component	Lease obligations
2022	$140,413	$42,112	$98,301
2023	122,902	37,497	85,405
2024	110,429	33,148	77,281
2025	99,854	28,697	71,157
2026	86,149	24,423	61,726
Thereafter	386,088	62,857	323,231
	$945,835	$228,734	$717,101

Variable lease payments and short-term and low value leases
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. The total expense recognized in cost of sales relating to operating charges for 2021 was $80.8 million (2020 - $85.7 million). Short-term leases are leases with a lease term of twelve months or less while low-value leases comprised of information technology and miscellaneous equipment. Such items recognized within cost of sales in 2021 were $0.2 million (2020 - $0.3 million).

Extension options
Some leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses, at lease commencement, whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Total potential future lease payments not included in the lease liabilities should the Company exercise these extension options totals $52.6 million (2020 - $53.4 million).

	Lease liabilities recognized (discounted)	Potential future lease payments not included in lease liabilities (undiscounted)
Ocean-going vessels	$494,133	$3,762
Terminals and tanks	175,533	32,308
Other	47,435	16,482
Total	$717,101	$52,552

Leases not yet commenced
As at December 31, 2021, the Company has entered into lease agreements for which the leases have not yet commenced. Total exposure to undiscounted future cash outflows not reflected in lease liabilities is $392.0 million (2020 - $550.8 million). The leases not yet commenced as at December 31, 2021 related to terminal agreements, storage tank agreements and the addition of 6 new dual-fuel ocean-going vessels from 2022 to 2023 with 15-year terms, replacing expiring time charter vessels. The leases not yet commenced as at December 31, 2020 related solely to ocean vessels, some of which are now in place.

10. Other long-term liabilities:

As at	Dec 31 2021	Dec 31 2020
Cash flow hedges (note 19)	$60,098	$180,798
Share-based compensation liability (note 14)	68,634	71,913
Defined benefit pension plans (note 21)	20,616	36,646
Site restoration costs	29,355	31,941
Land mortgage	28,985	29,430
Other	3,252	3,915
	210,940	354,643
Less current maturities	(17,191)	(27,152)
	$193,749	$327,491
Site restoration costs:
The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2021, the total undiscounted amount of estimated cash flows required to settle the liabilities was $33.9 million (2020 - $35.5 million). The movement in the provision during the year is explained as follows:

	2021	2020
Balance at January 1	$31,941	$31,092
New or revised provisions	(2,767)	423
Accretion expense	181	426
Balance at December 31	$29,355	$31,941
11. Expenses:

For the years ended December 31	2021	2020

Cost of sales	$3,111,924	$2,107,533
Selling and distribution	522,539	498,126
Administrative expenses	68,131	106,593
Total expenses by function	$3,702,594	$2,712,252
Cost of raw materials and purchased methanol	2,739,817	1,705,387
Ocean freight and other logistics	356,520	328,635
Employee expenses, including share-based compensation	210,849	246,779
Other expenses	32,324	74,322
Cost of sales and operating expenses	3,339,510	2,355,123
Depreciation and amortization	363,084	357,129
Total expenses by nature	$3,702,594	$2,712,252

For the year ended December 31, 2021 we recorded a share-based compensation recovery of $1.2 million (2020 - expense of $55.3 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.
Included in cost of sales is $620 million (2020 - $251 million) of cost of sales which are recognized as sales to Methanex in our Atlas equity investee’s statements of income.
12. Finance costs:

For the years ended December 31	2021	2020
Finance costs before capitalized interest	$165,391	$182,841
Less capitalized interest related to Geismar 3 plant under construction	(20,985)	(18,004)
Finance costs	$144,406	$164,837

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
13. Net income (loss) per common share:
Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares.
Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the year ended December 31, 2021, and an adjustment was required for the numerator. The cash-settled method was more dilutive for the year ended December 31, 2020, and no adjustment was required for the numerator. TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company's common shares during the period disclosed exceeds the exercise price of the TSAR. For the year ended December 31, 2021 TSARs were dilutive, resulting in an adjustment to the denominator.
Stock options are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option. For the year ended December 31, 2021 stock options were dilutive, resulting in an adjustment to the denominator. For the year ended December 31, 2020, stock options were not dilutive, resulting in no adjustment to the denominator.
A reconciliation of the numerator used for the purposes of calculating diluted net income (loss) per common share is as follows:

For the years ended December 31	2021	2020
Numerator for basic net income (loss) per common share	$482,358	$(156,678)
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income (loss)	(9,168)	—
Equity-settled expense	(5,742)	—
Numerator for diluted net income (loss) per common share	$467,448	$(156,678)

A reconciliation of the denominator used for the purposes of calculating basic and diluted net income (loss) per common share is as follows:

For the years ended December 31	2021	2020
Denominator for basic net income (loss) per common share	76,039,118	76,196,395
Effect of dilutive stock options	7,028	—
Effect of dilutive TSARS	197,631	—
Denominator for diluted net income (loss) per common share	76,243,777	76,196,395

For the years ended December 31, 2021 and 2020, basic and diluted net income (loss) per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2021	2020
Basic net income (loss) per common share	$6.34	$(2.06)
Diluted net income (loss) per common share	$6.13	$(2.06)

14. Share-based compensation:
The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.
As at December 31, 2021, the Company had 3,634,629 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:
All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year from the date of grant. SARs and TSARs units outstanding at December 31, 2021 and 2020 are as follows:

	SARs		TSARs

	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2019	857,407	$52.02	1,661,327	$52.55
Granted	96,160	29.27	761,050	29.27
Exercised	(20,635)	34.59	(1,900)	34.59
Cancelled	(31,660)	58.13	(5,967)	58.38
Expired	(60,500)	38.24	(74,020)	38.24
Outstanding at December 31, 2020	840,772	$50.61	2,340,490	$45.43
Granted	39,490	38.79	338,260	38.79
Exercised	(30,151)	34.06	(50,623)	33.89
Cancelled	(25,100)	52.34	(21,460)	50.98
Expired	(158,755)	71.10	(226,430)	73.13
Outstanding at December 31, 2021	666,256	$45.70	2,380,237	$42.05

Information regarding the SARs and TSARs outstanding as at December 31, 2021 is as follows:

	Units outstanding at December 31, 2021			Units exercisable at December 31, 2021

Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$29.27 to $35.51	2.80	228,520	$32.42	164,410	$33.65
$38.24 to $50.17	3.19	154,606	47.25	115,116	50.15
$54.65 to $78.59	1.69	283,130	55.58	274,376	55.52
	2.42	666,256	$45.70	553,902	$47.91
TSARs
$29.27 to $35.51	4.14	1,014,664	$30.64	507,288	$32.00
$38.24 to $50.17	4.35	643,244	44.02	297,710	49.94
$54.65 to $78.59	2.96	722,329	56.33	631,379	56.15
	3.84	2,380,237	$42.05	1,436,377	$46.33
The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2021 and 2020 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2021	2020
Risk-free interest rate	0.7%	0.1%
Expected dividend yield	1.3%	0.3%
Expected life of SARs and TSARs (years)	1.7	1.6
Expected volatility	51%	60%
Expected forfeitures	0%	0%
Weighted average fair value (USD per share)	$8.81	$13.36

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value in each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2021 was $27.8 million compared with the recorded liability of $26.1 million. The difference between the fair value and the recorded liability of $1.7 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years.
For the year ended December 31, 2021, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $13.5 million (2020 - expense of $33.1 million). This included a recovery of $20.5 million (2020 - expense of $27.2 million) related to the effect of the change in the Company’s share price.

b) Deferred, restricted and performance share units (old plan and new plan):
Deferred, restricted and performance share units (old plan and new plan) outstanding as at December 31, 2021 and 2020 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units (old plan)	Number of performance share units (new plan)
Outstanding at December 31, 2019	89,766	83,168	303,445	138,038
Granted	29,393	154,460	—	301,090
Performance factor impact on redemption[1]	—	—	(117,674)	—
Granted in lieu of dividends	3,788	7,326	4,529	13,597
Redeemed	—	(7,713)	(39,612)	(1,842)
Cancelled	—	(8,369)	(3,887)	(7,713)
Outstanding at December 31, 2020	122,947	228,872	146,801	443,170
Granted	23,384	132,360	—	258,970
Performance factor impact on redemption[1]	—	—	(110,354)	—
Granted in lieu of dividends	1,074	2,729	—	5,545
Redeemed	(13,987)	(6,103)	(36,447)	—
Cancelled	—	(25,473)	—	(17,997)
Outstanding at December 31, 2021	133,418	332,385	—	689,688
1     Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company's total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2020, and the quarter ended March 31, 2021.

Performance share units granted since 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units as at December 31, 2021 was $52.7 million compared with the recorded liability of $42.4 million. The difference between the fair value and the recorded liability of $10.4 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.
For the year ended December 31, 2021, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $12.2 million (2020 - expense of $22.0 million). This included a recovery of $2.3 million (2020 - expense of $11.4 million) related to the effect of the change in the Company’s share price.

c) Stock options:
The exercise price of each stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.
Common shares reserved for outstanding incentive stock options as at December 31, 2021 and 2020 are as follows:

	Number of stock options	Weighted average exercise price
Outstanding at December 31, 2019	200,631	$49.07
Granted	15,440	29.27
Exercised	(5,900)	34.59
Cancelled	(5,600)	58.96
Expired	(31,320)	38.24
Outstanding at December 31, 2020	173,251	$49.44
Granted	6,880	$38.79
Exercised	(7,300)	34.59
Expired	(27,210)	73.13
Outstanding at December 31, 2021	145,621	$45.25

Information regarding the stock options outstanding as at December 31, 2021 is as follows:

	Options outstanding at December 31, 2021			Options exercisable at December 31, 2021

Range of exercise prices	Weighted average remaining contractual life (years)	Number of stock options outstanding	Weighted average exercise price	Number of stock options exercisable	Weighted average exercise price
Options
$29.27 to $35.51	2.27	56,007	$33.12	45,713	$33.99
$38.24 to $50.17	3.06	30,914	47.64	24,034	50.17
$54.65 to $78.59	1.68	58,700	55.57	56,230	55.48
	2.20	145,621	$45.25	125,977	$46.67

For the year ended December 31, 2021, compensation expense related to stock options was $0.1 million (2020 - $0.1 million).

15. Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
During the years ended December 31, 2021 and 2020, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South Korea	South America	Canada	Other Asia	TOTAL
2021	$1,263,753	$883,290	$670,617	$525,850	$438,463	$176,796	$455,790	$4,414,559
	29%	20%	15%	12%	10%	4%	10%	100%
2020	$828,277	$488,955	$419,461	$284,461	$269,853	$117,480	$241,476	$2,649,963
	31%	18%	16%	12%	10%	4%	9%	100%

As at December 31, 2021 and 2020, the net book value of property, plant and equipment by geographic region, and the Company's shipping business, was as follows:

Property, plant and equipment [1]	United States	Egypt	New Zealand	Trinidad	Canada	Chile	Waterfront Shipping	Other	TOTAL
December 31, 2021	$1,840,893	$576,721	$208,340	$95,082	$174,905	$102,766	$645,707	$41,735	$3,686,149
December 31, 2020	$1,727,982	$617,017	$241,581	$120,130	$191,010	$124,271	$610,843	$44,222	$3,677,056
1 Includes right-of-use (leased) assets.
16. Income and other taxes:

a) Income tax (expense) recovery:

For the years ended December 31	2021	2020
Current tax (expense) recovery:
Current period before undernoted items	$(115,629)	$(27,759)
Adjustments to prior years	(138)	2,563
	(115,767)	(25,196)
Deferred tax recovery (expense):
Origination and reversal of temporary differences	4,360	89,301
Adjustments to prior years	(235)	(1,067)
Changes in tax rates	3,630	(5,031)
Other	(2,415)	4,098
	5,340	87,301
Total income tax (expense) recovery	$(110,427)	$62,105

b) Reconciliation of the effective tax rate:
The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax (expense) recovery differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income (loss) before income taxes as follows:

For the years ended December 31	2021	2020
Income (loss) before income taxes	$666,338	$(187,432)
Deduct earnings of associate	(97,743)	(29,577)
	568,595	(217,009)
Canadian statutory tax rate	24.5%	25.6%
Income tax recovery (expense) calculated at Canadian statutory tax rate	(139,306)	55,554
Decrease (increase) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	(24,313)	3,771
Utilization of unrecognized loss carryforwards and temporary differences	7,008	7,013
Impact of tax rate changes and tax settlements	43,515	(5,031)
Impact of foreign exchange	(3,198)	3,748
Other business taxes	(3,691)	(3,081)
Impact of recovery items (expenses) not taxable (deductible) for tax purposes	8,377	(5,461)
Adjustments to prior years	(373)	1,496
Other	1,554	4,096
Total income tax (expense) recovery	$(110,427)	$62,105

c) Net deferred income tax assets and liabilities:
(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets is as follows:

As at		Dec 31, 2021			Dec 31, 2020
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment (owned)	$(427,001)	$(253,108)	$(173,893)	$(448,533)	$(262,020)	$(186,513)
Right-of-use assets	(35,571)	(28,047)	(7,524)	(43,386)	(35,297)	(8,089)
Repatriation taxes	(106,339)	—	(106,339)	(102,370)	—	(102,370)
Other	(13,467)	(270)	(13,197)	(15,205)	—	(15,205)
	(582,378)	(281,425)	(300,953)	(609,494)	(297,317)	(312,177)
Non-capital loss carryforwards	370,642	329,405	41,237	391,132	339,396	51,736
Lease obligations	48,481	37,153	11,328	56,894	44,455	12,439
Share-based compensation	14,063	1,832	12,231	14,669	1,758	12,911
Other	34,656	11,204	23,452	70,931	49,232	21,699
	467,842	379,594	88,248	533,626	434,841	98,785
Net deferred income tax assets (liabilities)	$(114,536)	$98,169	$(212,705)	$(75,868)	$137,524	$(213,392)

As at December 31, 2021, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in the United States. These loss carryforwards expire as follows:

	Dec 31 2021
	Gross amount	Tax effect
Expire
Losses generated in 2015 (expires 2035)	$294,774	$67,798
Losses generated in 2016 (expires 2036)	432,581	99,494
Losses generated in 2017 (expires 2037)	234,941	54,036
	962,296	221,328
No expiry
Losses generated in 2019	255,244	58,706
Losses generated in 2020	160,058	36,813
Total non-capital loss carryforwards	$1,377,598	$316,847

Losses generated in the United States on or after January 1, 2018 may be carried forward indefinitely against future taxable income. Tax losses generated before December 31, 2017 may be carried forward for a 20 year period.
As at December 31, 2021 the Company had $262 million (2020 - $ 292 million) of deductible temporary differences in the United States that have not been recognized.
As at December 31, 2021, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in Trinidad. The loss carryforwards total $59.8 million, which result in a deferred income tax asset of $20.9 million. The losses generated in Trinidad may be carried forward indefinitely against future taxable income.
(ii) Analysis of the change in deferred income tax assets and liabilities:

		2021			2020
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$(75,868)	$137,524	$(213,392)	$(161,206)	$111,614	$(272,820)
Deferred income tax recovery included in net income	5,340	(592)	5,932	87,301	28,243	59,058
Deferred income tax recovery (expense) included in other comprehensive income	(42,919)	(38,763)	(4,156)	(2,325)	(2,333)	8
Other	(1,089)	—	(1,089)	362	—	362
Balance, December 31	$(114,536)	$98,169	$(212,705)	$(75,868)	$137,524	$(213,392)

17. Supplemental cash flow information:
a) Changes in non-cash working capital:
Changes in non-cash working capital for the years ended December 31, 2021 and 2020 are as follows:

For the years ended December 31	2021	2020
Changes in non-cash working capital:
Trade and other receivables	$(139,367)	$76,721
Inventories	(150,860)	(27,644)
Prepaid expenses	(2,217)	4,059
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	234,998	107,199
	(57,446)	160,335
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(31,924)	(43,259)
Changes in non-cash working capital	$(89,370)	$117,076
These changes relate to the following activities:
Operating	$(83,109)	$64,923
Financing	1,350	—
Investing	(7,611)	52,153
Changes in non-cash working capital	$(89,370)	$117,076

b) Reconciliation of movements in liabilities to cash flows arising from financing activities:

	Long term debt (note 8)	Lease obligations (note 9)
Balance at December 31, 2020	$2,363,372	$722,234

Changes from financing cash flows
Repayment of long-term debt and financing fees	(57,563)	—
Repayment on Geismar 3 construction facility	(173,000)	—
Payment of lease obligations	—	(101,054)
Proceeds from other limited recourse debt	25,161	—
Total changes from financing cash flows	(205,402)	(101,054)

Liability-related other changes
Finance costs	3,565	—
New lease obligations	—	97,673
Other	(3,343)	(1,752)
Total liability-related other changes	222	95,921
Balance at December 31, 2021	$2,158,192	$717,101

18. Capital disclosures:
The Company’s objective in managing liquidity and capital is to safeguard the Company’s ability to continue as a going concern and to provide financial capacity and flexibility to meet its strategic objectives, with a focus on cash preservation and liquidity.

As at	Dec 31 2021	Dec 31 2020
Liquidity:
Cash and cash equivalents	$932,069	$833,841
Undrawn credit facility	300,000	300,000
Undrawn G3 construction facility	600,000	627,000
Total liquidity	$1,832,069	$1,760,841
Capitalization:
G3 construction facility	$—	$176,335
Unsecured notes, including current portion	1,981,199	1,979,125
Egypt limited recourse debt facilities, including current portion	—	46,948
Other limited recourse debt facilities, including current portion	176,993	160,964
Total debt	2,158,192	2,363,372
Non-controlling interests	271,155	292,357
Shareholders’ equity	1,683,576	1,149,100
Total capitalization	$4,112,923	$3,804,829
Total debt to capitalization [2]	52%	62%
Net debt to capitalization [3]	39%	51%
1     Total debt (including 100% of Egypt and Other limited recourse debt facilities) divided by total capitalization.
2     Total debt (including 100% of Egypt and Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares.
The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.
The Company has access to a $300 million committed revolving credit facility, along with a non-revolving construction facility for the Geismar 3 project, both facilities are with a syndicate of highly rated financial institutions. During the year ended December 31, 2021, the Company repaid $173 million (excluding finance fees) on its non-revolving construction facility, and extended the maturity date for the revolving credit facility from July 2024 to July 2026. The non-revolving construction facility maturity date was extended from July 2024 to July 2025, and the size of facility was reduced from $800 million to $600 million. The credit facilities are subject to certain financial covenants (note 8).
19. Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income (loss) when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions.
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2021	Dec 31 2020
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$56,802	$3,371
Financial assets not measured at fair value:
Cash and cash equivalents	932,069	833,841
Trade and other receivables, excluding tax receivable	540,891	406,392
Restricted cash included in other assets	13,053	41,979
Total financial assets [2]	$1,542,815	$1,285,583
Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$60,098	$181,372
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	660,475	500,056
Lease obligations, including current portion	717,101	722,234
Long-term debt, including current portion	2,158,192	2,363,372
Other long term liabilities, including current portion	28,985	29,430
Total financial liabilities	$3,624,851	$3,796,464
1     The Geismar and Medicine Hat natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.
2     The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2021, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

Natural gas forward contracts
The Company has elected to manage its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Medicine Hat. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. No hedge ineffectiveness has been recognized in 2021.

As at	Dec 31 2021	Dec 31 2020
Maturities	2022-2032	2021-2032
Notional quantity [1]	322,880	306,820
Notional quantity per day [1]	50 - 130	50 - 90
Notional amount	$1,053,917	$1,005,550
Net fair value - liability	$(3,986)	$(177,426)
1    In thousands of Metric Million British Thermal Units (MMBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the audited consolidated statements of financial position is as follows:

As at	Dec 31 2021	Dec 31 2020
Other current assets	$5,905	$410
Other non-current assets	50,208	2,961
Other current liabilities	(3,961)	(14,758)
Other long-term liabilities	(56,138)	(166,039)
Net fair value - liability	$(3,986)	$(177,426)
For the year ended December 31, 2021, the Company reclassified a gain of $12.7 million (2020 - loss of $20.3 million) for natural gas hedge settlements from accumulated other comprehensive income. Realized gains and losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity for all periods presented for comparative purposes.

Forward exchange contracts
The Company also designates as cash flow hedges forward exchange contracts to sell certain foreign currencies at a fixed U.S. dollar exchange rate to hedge its exposure to exchange rate fluctuations on certain foreign-currency-denominated transactions. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2021.

As at December 31, 2021, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell euros at a fixed U.S. dollar exchange rate with a notional amount of 25.8 million euros (2020 - 12.2 million euros) and a positive fair value of $0.7 million included in current assets (2020 - negative fair value of $0.6 million included in current liabilities).

For the year ended December 31, 2021, the Company reclassified a gain of $1.1 million (2020 - loss of $1.8 million) for foreign currency hedge settlements from other comprehensive income.

Fair value liabilities
The table below shows the nominal cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2021	Dec 31 2020
Within one year	$3,854	$14,887
1-3 years	24,250	45,467
3-5 years	21,500	63,025
More than 5 years	17,737	94,263
	$67,341	$217,642

The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated investment-grade counterparties. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $56.8 million as at December 31, 2021 (2020 - $3.4 million).
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	December 31, 2021		December 31, 2020
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$2,177,499	$2,292,787	$2,382,699	$2,559,771

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.
20. Financial risk management:

a) Market risks:
The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk
The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company's future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component linked to methanol prices, as described below.
Natural gas price risk
Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas hedges in Geismar and Medicine Hat to manage its exposure to natural gas price risk.
Interest rate risk
Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates. The Company’s interest rate risk exposure is mainly related to undrawn credit facilities.

As at	Dec 31 2021	Dec 31 2020
Fixed interest rate debt:
Unsecured notes	$1,981,199	$1,979,125
Other limited recourse debt facilities	176,993	160,964
	$2,158,192	$2,140,089
Variable interest rate debt:
Geismar 3 construction facility	$—	$176,335
Egypt limited recourse debt facilities	—	46,948
	$—	$223,283

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $155.1 million as of December 31, 2021 (2020 - $185.2 million).

Foreign currency risk
The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.
The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.
Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros, Chinese yuan and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.
As at December 31, 2021, the Company had a net working capital asset of $148.4 million in non U.S. dollar currencies (2020 - $123.9 million). Each 10% strengthening (weakening) of the U.S. dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $14.8 million (2020 - $12.4 million).

b) Liquidity risks:
Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2021, the Company had a strong liquidity position including a cash and cash equivalents balance of $932 million. In addition, the Company has access to a $300 million committed revolving credit facility, and a $600 million construction credit facility for the Geismar 3 project.
In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.
The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2021	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables [1]	$648,850	$648,850	$648,850	$—	$—	$—
Lease obligations [2]	717,101	945,835	140,413	233,331	186,003	386,088
Other long-term liabilities[2]	28,985	57,747	2,200	4,400	4,400	46,747
Long-term debt [2]	2,158,192	3,178,886	123,706	546,915	221,054	2,287,211
Cash flow hedges [3]	60,098	67,341	3,854	24,250	21,500	17,737
	$3,613,226	$4,898,659	$919,023	$808,896	$432,957	$2,737,783
1     Excludes tax and accrued interest.
2     Contractual cash flows include contractual interest payments related to debt obligations and lease obligations.
3 The expected cash flows of hedges are based on current valuations of the expected settlement amounts, which will fluctuate at settlement dependent on the market prices at the future settlement dates

c) Credit risks:
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk
Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2021 substantially all of the trade receivables were classified as current.

Cash and cash equivalents
To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments
The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.
To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.
21. Retirement plans:
a) Defined benefit pension plans:
The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2021	Dec 31 2020
Accrued benefit obligations:
Balance, beginning of year	$78,810	$66,061
Current service cost	3,232	3,016
Interest cost on accrued benefit obligations	1,619	1,794
Benefit payments	(9,188)	(2,227)
Settlements	(123)	—
Actuarial (gain) loss	(7,911)	7,120
Foreign exchange (gain) loss	(4,231)	3,046
Balance, end of year	62,208	78,810
Fair values of plan assets:
Balance, beginning of year	46,958	43,891
Interest income on assets	1,057	1,260
Contributions	7,528	1,182
Benefit payments	(9,188)	(2,227)
Return on plan assets	2	1,940
Foreign exchange gain	251	912
Balance, end of year	46,608	46,958
Unfunded status	15,600	31,852
Minimum funding requirement	—	—
Defined benefit obligation, net	$15,600	$31,852

The net defined benefit obligation above is comprised of unfunded retirement obligations and funded retirement net assets from defined benefit pension plans, as follows:
The Company has an unfunded retirement obligation of $19.5 million as at December 31, 2021 (2020 - obligation of $35.3 million) for its employees in Chile that will be funded in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation in Chile of $7.6 million in 2022. Actual benefit payments in future periods will fluctuate based on employee retirements.
The Company has a net funded retirement asset of $5.0 million as at December 31, 2021 (2020 - $4.8 million) for certain employees and retirees in Canada and a net funded retirement obligation of $1.1 million as at December 31, 2021 (2020 - $1.4 million) in Europe. The Company estimates that it will make no additional contributions relating to its defined benefit pension plan in Canada and that it will make additional contributions relating to its defined benefit pension plan in Europe of $0.4 million in 2022.
These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 8 years.
The Company’s net defined benefit pension plan expense charged to the consolidated statements of income (loss) for the years ended December 31, 2021 and 2020 is as follows:

For the years ended December 31	2021	2020
Net defined benefit pension plan expense:
Current service cost	$3,232	$3,016
Net interest cost	562	534
Cost of settlement	(123)	—
Total net defined benefit pension plan expense	$3,671	$3,550

The Company’s current year actuarial losses, recognized in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2021 and 2020, are as follows:

For the years ended December 31	2021	2020
Actuarial gain (loss)	$7,499	$(5,413)

The Company had no minimum funding requirement for the years ended December 31, 2021 and 2020.
The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2019 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2022.
The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2021, the weighted average discount rate for the defined benefit obligation was 3.7% (2020 - 2.3%). A change of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in a change to the defined benefit obligation of approximately $5.5 million.

The asset allocation for the defined benefit pension plan assets as at December 31, 2021 and 2020 is as follows:

As at	Dec 31 2021	Dec 31 2020
Equity securities	19%	18%
Debt securities	54%	57%
Cash and other short-term securities	27%	25%
Total	100%	100%

The fair value of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair value of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.

b) Defined contribution pension plans:
The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2021 was $9.1 million (2020 - $10.3 million).

22. Commitments and contingencies:
a) Take-or-pay purchase contracts and related commitments:
The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants and Geismar 3 project up to 2042. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2021

2022	2023	2024	2025	2026	Thereafter
$390,981	$413,882	$443,576	$443,428	$267,345	$1,303,370
Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity.
The natural gas supply contracts for our facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile are take-or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment.

b) Other commitments:
The Company has future minimum payments relating primarily to short-term vessel charters, terminal facilities, and other commitments that are not leases, as follows:

As at December 31, 2021

2022	2023	2024	2025	2026	Thereafter
$69,422	$38,652	$9,464	$1,283	$539	$2,194

c) Purchased methanol:
The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 1.2 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2021, the Company also had commitments to purchase methanol from other suppliers for approximately 0.9 million tonnes for 2022 and 0.2 million tonnes in aggregate thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

23. Related parties:
The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2021	Dec 31 2020
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Services (Shanghai) Co., Ltd.	China	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E. ("Methanex Egypt")	Egypt	Production	50%	50%
Methanex Chile SpA	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Methanex USA LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Waterfront Shipping Company Limited [1]	Cayman Islands	Shipping	100%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited [2]	Trinidad	Production	63.1%	63.1%
1     Waterfront Shipping Company Limited has a controlling interest in multiple ocean-going vessels owned through less than wholly-owned entities as disclosed in note 24.
2     Summarized financial information for the investment in Atlas is disclosed in note 6.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2021 of $620 million (2020 - $251 million) is a related party transaction included in cost of sales of the Company as Methanex has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2021 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of $37 million (2020 - $16 million), and payables to Atlas of $211 million (2020 - $70 million). The Company has total loans outstanding to Atlas as at December 31, 2021 of $76 million (2020 - $76 million) which are unsecured and due at maturity.
Remuneration to non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2021	2020
Short-term employee benefits	$6,273	$6,272
Post-employment benefits	766	944
Other long-term employee benefits	53	50
Share-based compensation expense (recovery) [1]	(1,545)	26,481
Total	$5,547	$33,747
1  Balance includes realized and unrealized recoveries from share-based compensation awards granted.

 24. Non-controlling interests:
Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at		Dec 31, 2021			Dec 31, 2020
	Methanex Egypt	Vessels[1]	Total	Methanex Egypt	Vessels[1]	Total
Current assets	$135,813	$8,646	$144,459	$155,339	$10,628	$165,967
Non-current assets	551,279	216,307	767,586	618,797	197,223	816,020
Current liabilities	(52,543)	(16,773)	(69,316)	(87,907)	(18,960)	(106,867)
Non-current liabilities	(105,600)	(166,119)	(271,719)	(127,144)	(174,309)	(301,453)
Net assets	528,949	42,061	571,010	559,085	14,582	573,667
Carrying amount of Methanex non-controlling interests	$250,813	$20,342	$271,155	$272,449	$19,908	$292,357

For the years ended December 31		2021			2020
	Methanex Egypt	Vessels[1]	Total	Methanex Egypt	Vessels[1]	Total
Revenue	$366,859	$37,949	$404,808	$192,575	$40,118	$232,693
Net and total comprehensive income	119,260	7,092	126,352	18,566	9,474	28,040
Net and total comprehensive income attributable to Methanex non-controlling interests	70,010	3,543	73,553	26,578	4,773	31,351
Equity contributions by non-controlling interests	$—	$—	$—	$—	$5,500	$5,500
Acquisition (disposition) of non-controlling interests	—	650	650	—	(6,714)	(6,714)
Distributions paid to non-controlling interests	$(91,646)	$(3,759)	$(95,405)	$(32,909)	$(3,546)	$(36,455)

For the years ended December 31		2021			2020
	Methanex Egypt	Vessels[1]	Total	Methanex Egypt	Vessels[1]	Total
Cash flows from operating activities	$26,049	$27,960	$54,009	$145,672	$24,951	$170,623
Cash flows from (used in) financing activities	(84,382)	1,399	(82,983)	(96,052)	(17,344)	(113,396)
Cash flows used in investing activities	$(4,563)	$(31,312)	$(35,875)	$(5,309)	$(7,788)	$(13,097)
1     Comprised of multiple ocean-going vessels controlled by Waterfront Shipping Limited through less than wholly-owned entities.
 25. Subsequent events:
On February 1, 2022, the Company and Mitsui O.S.K. Lines, Ltd. ("MOL") completed the previously announced strategic partnership involving Waterfront Shipping. The Company received proceeds of $145 million from MOL for a 40% minority interest in Waterfront Shipping. The Company will continue to operate and retain the remaining 60% majority interest in Waterfront Shipping. The Company will continue to consolidate Waterfront Shipping following the transaction and as a result will recognize the difference between the proceeds received and the carrying value of the 40% interest in Waterfront Shipping as a change in shareholders' equity.